SEC 14045076 MISSION

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SEC Mail Processing Section
FEB 19 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen, Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville	Georgia	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sylvia K. Dillinger 229-225-1561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Mooney III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen, Mooney & Barnes Brokerage Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public, Grady County, Georgia
My Commission Expires Aug. 17, 2014

Melanie Watts

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable - Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

CONTENTS

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AICPA TAX SECTION

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS

FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

Report on the Financial Statements

We have audited the accompanying financial statements of Allen, Mooney & Barnes Brokerage Services, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation in the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 9 through 12 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 7, 2014

James D. A. Holley & Co.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Assets:	
Cash - checking account	$ 256,097
Cash - interest bearing	315,596
Commissions receivable	6,210
Other receivables	87,276
Securities at fair value	39,550
Securities at cost	92,564
Prepaid expense	7,025
	$ 804,318

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 24,476
Member's equity	779,842
	$ 804,318

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2013

Income:	
Commissions and fees	$4,088,968
Interest and dividends	2,304
Gain on market value of securities	8,400
	4,099,672
Expenses:	
Referral fees and commissions	1,962,604
Management and administrative services	1,079,169
Clearing costs	252,089
Insurance	25,386
Licenses and registrations	43,702
Professional fees	9,834
Training	12,635
Other expenses	1,666
	3,387,085
Net income	$ 712,587

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2013

Balance, December 31, 2012	$732,255
Net income	712,587
Distributions	(665,000)
Balance, December 31, 2013	$ 779,842

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 712,587
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on market value of securities	(8,400)
Increase in receivables	(18,479)
Increase in prepaid expense	(1,530)
Increase in accounts payable	8,946
Net cash provided by operating activities	693,124
Cash flows from investing activities:	
Capital distributions from The Madison Fund I, LLC	2,436
Cash flows from financing activities:	
Distributions	(665,000)
Increase in cash	30,560
Cash and cash equivalents at beginning of year	541,133
Cash and cash equivalents at end of year	$ 571,693

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (AMBBS) is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in thirty U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; Tallahassee, Florida; Charlotte, North Carolina, and Charleston, South Carolina. It is a limited liability company that is wholly owned by FAIM Investments, LLC. The Company was approved by the SEC and FINRA on March 29, 2007.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. Management believes it is not exposed to any significant credit risk on these accounts. Interest bearing cash includes $48,667 held by its clearing agent, Raymond James & Associates, Inc. These funds are held separately by Raymond James & Associates, Inc. for the exclusive benefit of customers as required by the U.S. Securities and Exchange Commission.

The Company has an agreement with Raymond James & Associates, Inc. which allows it to include the PAIB (proprietary account of an introducing broker/dealer) assets as allowable assets in its net capital computations. These assets include both cash and securities held by Raymond James & Associates, Inc.

Receivables

Receivables include commissions which are amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected after year end. Other receivables include accrued earnings on cash balances and margin loans.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions and referral fees earned as compensation in connection with securities transactions which are recognized on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Subsequent events have been evaluated through February 7, 2014, which is the date the financial statements were available to be issued.

2. SECURITIES

Securities consist of 1,400 shares of Thomasville Bancshares, Inc. which is included in the clearing deposit held by Raymond James & Associates, Inc. They are carried at their fair value of $39,550 as determined by reference to quoted market prices in active markets for identical assets (Level 1 within the fair value hierarchy established by financial accounting standards). The shares cost $21,317. Securities also included a $92,564 investment in The Madison Fund I, LLC which was created in 2012 to invest in SG Fund XIV, LLC that invests in multifamily properties in the Southeastern United States.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2013, 2012, and 2011 are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

5. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2013. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2013 was $1,079,169.

The Company's clearing agent, Raymond James & Associates, Inc., also provides investment services to AMBIA. As of year end, the AMBIA owed the Company $16,296 for transaction fees and information services that were charged through the clearing agent.

6. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
December 31, 2013

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 779,842
Deduct ownership equity not allowable for net capital		
Total ownership equity qualified for net capital		779,842
Additions:		
None		
Deductions:		
Total non-allowable assets		186,866
Net capital before haircuts on securities positions		592,976
Haircuts on securities		10,735
Net capital		$ 582,241

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$582,241
Minimum net capital required	$ 1,632	
Minimum dollar net capital requirement	$100,000	
Net capital requirement		100,000
Excess net capital		$ 482,241
Excess net capital at 120%		$ 462,241

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness		$ 24,476
Percent of aggregate indebtedness to net capital		4.20%

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2013

Net capital - unaudited Form X-17A-5, Part IIA	$ 582,241
Reconciling items - none	
Net capital - audited	$ 582,241

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

In planning and performing our audit of the financial statements of Allen, Mooney & Barnes Brokerage Services, LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Allen, Mooney & Barnes Brokerage Services, LLC's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 7, 2014

ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2013

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AICPA TAX SECTION

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS

FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Allen, Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Allen, Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of the Form SIPC-7. Allen, Mooney & Barnes Brokerage Services LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. There were no adjustments in the reported amounts in Form SIPC-7 from the Company's accounting records; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 7, 2014

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ended December 31, 2013: $3,012,842

General assessment @ .0025: $7,532

Payments:
July 18, 2013 $1,052
February 4, 2014 $6,480